EXHIBIT 7
April 22, 2008
Richard M. Seigel
Chairman of the Board of Directors
Industrial Distribution Group, Inc.
950 East Paces Ferry Road
Suite 1575
Atlanta, Georgia 30326
c/o W. Randy Eaddy, Esq.
Kilpatrick Stockton LLP
1001 West Fourth Street
Winston-Salem, North Carolina 27101
Dear Mr. Seigel:
As you are aware, LKCM Private Discipline Master Fund, SPC and its affiliates (“LKCM”) beneficially own approximately 14.9% of the outstanding common stock of Industrial Distribution Group, Inc. (“IDG”). On behalf of LKCM’s subsidiaries, Eiger Holdco, LLC, a Delaware limited liability company (“Parent”), and Eiger Merger Corporation, a Delaware corporation (“MergerCo”), I am pleased to submit this proposal by Parent to acquire all outstanding shares of IDG common stock in a transaction that provides IDG stockholders with value that is superior to the proposed transaction with Platinum Equity and its affiliates.
Parent proposes to acquire all outstanding shares of IDG common stock at a price of $12.10 per share in cash pursuant to an agreement and plan of merger among IDG, Parent, and MergerCo in the form that has been negotiated with your counsel. Parent and MergerCo are prepared to execute that agreement promptly and LKCM would deliver an equity commitment to Parent, also in the form that we have previously negotiated.
We are enthusiastic about a transaction with IDG and believe that our proposal will enable the Board of Directors to maximize value for IDG stockholders. We look forward to your prompt response.
Sincerely,
/s/ J. Bryan King
J. Bryan King, CFA
LKCM Private Discipline Master Fund, SPC